SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone: (21) 2514-5641 Excerpt of DEL-001/2020. RCA 853, ended 01.15.2020.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE 853rd MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

This is to certify, for all due intents and purposes that, on January 15, 2020, the Board of Directors of Eletrobras closed its 853rd meeting by collecting the electronic votes under the terms of item 8.6.3 of the Internal Regulations. The meeting was chaired by Director JOSÉ GUIMARÃES MONFORTE. The following Directors manifested and voted WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, FELIPE VILLELA DIAS, RUY FLAKS SCHNEIDER, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO, LUIZ EDUARDO DOS SANTOS MONTEIRO, MARCELO DE SIQUEIRA FREITAS, VICENTE FALCONI CAMPOS, DANIEL ALVES FERREIRA and RICARDO BRANDÃO SILVA. Resolution: DEL-001/2020, dated January 15, 2020. Eletrobras - Call Notice to the 177th Extraordinary General Meeting (EGM) - Approval of Capital Increase. RES 001, dated January 06, 2020. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, substantiated in the decision by the Executive Board, with favorable opinion of the Audit and Risk Committee - CAE, and in the documents below, RESOLVED: ➢ Resolution of the Executive Board No. 001, dated January 06, 2020; ➢ Report to the Executive Board DF-001, ddated January 06, 2020; ➢ Executive Summary DFR-001, dated January 07, 2020; 1. to approve the convening of the 177th Extraordinary General Meeting, to be held within 30 (thirty) days as of its publication, pursuant to the Call Notice and the Management Proposal and its Annexes attached hereto; 2. to determine that the Finance and Investor Relations Board takes the necessary measures for the call referred to in item 1, and that the Investor Relations Superintendence - DFR, the Board of Directors’s Governance Secretariat - CAAS and the General Secretariat - PRGS adopt, each within its scope of action, the measures required to comply with this Resolution. This certificate is drafted and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor of Eletrobras' Board of Directors and Deputy Governance Secretary.

Rio de Janeiro, January 15, 2020.

FERNANDO KHOURY FRANCISCO JUNIOR

Deputy Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.